The Mexico Equity and Income Fund, Inc.

                 Form N-SAR Report for the Period Ended 1/31/03


Item 77-C (1)

Results of Annual Stockholders Meeting

The Fund's Annual Stockholders meeting was held on February 14, 2003, at 405 Park Avenue, New York, New York 10022. As of December 30, 2002, the record date, outstanding shares of common stock ("shares") of the Fund were 2,473,504. Holders of 2,136,673 shares of the Fund were present at the meeting either in person or by proxy. These holders, as being holders of a majority of the outstanding shares of the Fund, constituted a quorum. The stockholders voted on four proposals.

The stockholders elected three Directors to the Board of Directors, approved a new Investment Advisory agreement between Clemente Capital, Inc. and the Fund, and approved the creation and registration of put warrants, which are designed to afford stockholders an opportunity to realize net asset value for their shares. The stockholders also ratified the selection of Tait, Weller & Baker as the Fund's independent auditor for the fiscal year ending July 31, 2003.

The following table provides information concerning the matters voted on at the meeting:

I.   Election of Directors

        Nominee                        For                 Withheld

        Glenn Goodstein                2,015,470           121,203

        Phillip Goldstein              2,016,023           120,650

        Leopoldo M. Clemente, Jr.      2,019,996           116,677


II. Approval of the new Investment Advisory Agreement between Clemente Capital, Inc. and the Fund

          Votes For       Votes Against   Votes Abstained    Broker Non-Votes

          1,993,353           96,489          46,831                     2


III. Adoption of a proposal to approve the creation, issuance and registration of put warrants, which are designed to afford stockholders the opportunity to realize net asset value for their shares

          Votes For       Votes Against   Votes Abstained    Broker Non-Votes

            724,401         169,275           79,677             1,163,322

IV. Ratification of the selection of Tait, Weller & Baker as the Fund's independent auditor

          Votes For       Votes Against   Votes Abstained    Broker Non-Votes

          2,033,955          59,381           43,339                     0